STATEMENT OF INVESTMENTS

Dreyfus Connecticut Municipal Money Market Fund, Inc.

August 31, 2008 (Unaudited)

Short-Term Investments--102.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut--101.3%				
Connecticut, GO Notes	3.00	10/15/08	100,000	100,005
Connecticut, GO Notes	3.50	12/1/08	100,000	100,368
Connecticut, GO Notes	3.90	12/15/08	150,000	150,699
Connecticut, GO Notes	5.00	12/15/08	300,000	302,643
Connecticut, GO Notes	5.00	12/15/08	165,000	166,429
Connecticut, GO Notes	5.00	4/15/09	1,000,000	1,020,190
Connecticut, GO Notes	5.25	6/15/09	2,025,000 a	2,099,937
Connecticut, GO Notes (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	1.90	9/7/08	15,860,000 b	15,860,000
Connecticut, GO Notes (Liquidity Facility; Merrill Lynch Capital Services)	1.84	9/7/08	7,850,000 b,c	7,850,000
Connecticut, GO Notes (Merlots Program) (Liquidity Facility; Wachovia Bank)	2.07	9/7/08	5,185,000 b,c	5,185,000
Connecticut, GO Notes, Refunding	5.00	11/15/08	4,495,000	4,508,851
Connecticut, GO Notes, Refunding	5.00	11/15/08	1,250,000	1,257,522
Connecticut, GO Notes, Refunding	3.00	12/1/08	200,000	200,292
Connecticut, GO Notes, Refunding	5.25	12/15/08	2,080,000	2,099,498
Connecticut, Second Lien Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA and Liquidity Facility; Bank of America)	1.97	9/7/08	13,400,000 b	13,400,000
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	5.38	9/1/08	340,000	340,000
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	6.10	9/1/08	1,000,000	1,000,000

Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes)	6.15	9/1/09	3,930,000	4,099,020
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	4.75	9/1/08	250,000	250,000
Connecticut, Special Tax Obligation (Transportation Infrastructure Purposes) (Insured; FSA)	5.50	9/1/08	1,225,000	1,225,000
Connecticut, Special Tax Obligation, Refunding (Transportation Infrastructure Purposes) (Insured; FSA)	5.00	10/1/08	2,500,000	2,503,827
Connecticut Development Authority, Airport Hotel Revenue, Refunding (Bradley Airport Hotel Project) (LOC; TD Banknorth, N.A.)	1.87	9/7/08	8,335,000 b	8,335,000
Connecticut Development Authority, IDR (Imperial Electric Assembly Project) (LOC; Wachovia Bank)	2.02	9/7/08	1,110,000 b	1,110,000
Connecticut Development Authority, IDR (Lapham-Hickey Steel Corporation Project) (LOC; Bank of Montreal)	2.16	9/7/08	4,995,000 b	4,995,000
Connecticut Development Authority, Industrial Revenue (Gerber Scientific Inc. Issue) (LOC; Royal Bank of Scotland)	1.82	9/7/08	1,285,000 b	1,285,000
Connecticut Development Authority, Water Facility Revenue, Refunding (Connecticut Water Company Project) (LOC; Citizens Bank of Rhode Island)	1.87	9/7/08	725,000 b	725,000
Connecticut Health and Educational Facilities Authority, Revenue (Avon Old Farms School Issue) (LOC; Bank of America)	1.85	9/7/08	535,000 b	535,000
Connecticut Health and Educational Facilities Authority, Revenue (Charlotte Hungerford Hospital Issue) (LOC; Bank of America)	1.87	9/7/08	645,000 b	645,000
Connecticut Health and Educational Facilities Authority, Revenue (Eastern Connecticut Health Network Issue) (LOC; Comerica Bank)	1.88	9/7/08	4,220,000 b	4,220,000
Connecticut Health and Educational Facilities Authority, Revenue				

(Griffin Hospital Issue) (LOC; Wachovia Bank)	1.83	9/7/08	11,500,000 b	11,500,000
Connecticut Health and Educational Facilities Authority, Revenue (Hamden Hall Country Day School Issue) (LOC; RBS Citizens NA)	1.84	9/7/08	2,800,000 b	2,800,000
Connecticut Health and Educational Facilities Authority, Revenue (Hartford Hospital Issue) (LOC; Bank of America)	1.85	9/7/08	570,000 b	570,000
Connecticut Health and Educational Facilities Authority, Revenue (Hotchkiss School Issue) (Liquidity Facility; Northern Trust Company)	1.90	9/7/08	2,350,000 b	2,350,000
Connecticut Health and Educational Facilities Authority, Revenue (Lawrence and Memorial Hospital Issue) (LOC; JPMorgan Chase Bank)	1.90	9/7/08	3,850,000 b	3,850,000
Connecticut Health and Educational Facilities Authority, Revenue (Mansfield Center for Nursing and Rehabilitation Issue) (LOC; Bank of America)	1.87	9/7/08	1,165,000 b	1,165,000
Connecticut Health and Educational Facilities Authority, Revenue (Middlesex Hospital Issue) (LOC; Wachovia Bank)	1.85	9/7/08	340,000 b	340,000
Connecticut Health and Educational Facilities Authority, Revenue (Putters Program) (Salisbury School Issue) (Insured; Assured Guaranty and Liquidity Facility; JPMorgan Chase Bank)	2.49	9/7/08	5,075,000 b,c	5,075,000
Connecticut Health and Educational Facilities Authority, Revenue (Putters Program) (Yale University Issue) (Liquidity Facility; JPMorgan Chase Bank)	1.82	9/7/08	4,310,000 b,c	4,310,000
Connecticut Health and Educational Facilities Authority, Revenue (Sacred Heart University Issue) (LOC; Bank of America)	1.83	9/7/08	2,200,000 b	2,200,000
Connecticut Health and Educational Facilities Authority, Revenue (Saint Francis Hospital and Medical Center Issue) (LOC; Morgan Stanley Bank)	2.04	9/7/08	15,000,000 b,c	15,000,000
Connecticut Health and Educational Facilities Authority, Revenue (Taft School Issue) (LOC; Wachovia Bank)	1.80	9/7/08	5,655,000 b	5,655,000

Connecticut Health and Educational Facilities Authority, Revenue (The Hospital of Central Connecticut Issue) (LOC; Bank of America)	1.84	9/7/08	3,000,000 b	3,000,000
Connecticut Health and Educational Facilities Authority, Revenue (The Marvelwood School Issue) (LOC; Wachovia Bank)	1.87	9/7/08	500,000 b	500,000
Connecticut Health and Educational Facilities Authority, Revenue (Trinity College Issue) (LOC; JPMorgan Chase Bank)	1.84	9/7/08	2,000,000 b	2,000,000
Connecticut Health and Educational Facilities Authority, Revenue (United Methodist Home of Sharon, Inc. Issue) (LOC; Wachovia Bank)	1.87	9/7/08	2,635,000 b,d	2,635,000
Connecticut Health and Educational Facilities Authority, Revenue (University of Bridgeport Issue) (LOC; Bank of Nova Scotia)	1.84	9/7/08	5,800,000 b	5,800,000
Connecticut Health and Educational Facilities Authority, Revenue (University of New Haven Issue) (LOC; Wachovia Bank)	1.82	9/7/08	1,100,000 b	1,100,000
Connecticut Health and Educational Facilities Authority, Revenue (University of New Haven Issue) (LOC; Wachovia Bank)	1.85	9/7/08	500,000 b	500,000
Connecticut Health and Educational Facilities Authority, Revenue (Wesleyan University Issue) (Liquidity Facility; JPMorgan Chase Bank)	1.93	9/7/08	7,930,000 b	7,930,000
Connecticut Health and Educational Facilities Authority, Revenue (Westminster School Issue) (LOC; Bank of America)	1.87	9/7/08	450,000 b	450,000
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue)	2.40	9/1/08	2,500,000 b	2,500,000
Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue) (Liquidity Facility; Wells Fargo Bank)	1.88	9/7/08	7,300,000 b,c	7,300,000
Connecticut Housing Finance Authority, Housing Revenue (CIL Realty Inc. Issue) (LOC; HSBC Bank USA)	1.75	9/7/08	2,300,000 b	2,300,000
Connecticut Housing Finance Authority, Revenue (Liquidity				

Facility; FHLMC)	2.10	9/7/08	9,499,000 [b]	9,499,000
Derby,				
GO Notes, BAN	3.50	9/5/08	2,000,000	2,000,053
Derby,				
GO Notes, BAN	2.25	6/5/09	8,500,000 [d]	8,542,160
East Lyme,				
GO Notes, BAN	2.00	7/16/09	3,960,000	3,973,561
Easton,				
GO Notes, BAN	2.50	11/7/08	3,075,000	3,079,155
Hartford Redevelopment Agency,				
MFHR, Refunding (Underwood				
Towers Project) (Insured; FSA				
and Liquidity Facility;				
Societe Generale)	1.95	9/7/08	2,050,000 [b]	2,050,000
Harwinton,				
GO Notes, BAN	2.35	8/4/09	850,000	852,304
Killingly,				
GO Notes, Refunding	3.25	9/15/08	480,000	480,234
Manchester,				
GO Notes, BAN	2.00	7/2/09	346,000	346,565
New Britain,				
BAN	4.00	3/31/09	4,250,000	4,298,287
New Milford,				
GO Notes	4.00	7/15/09	575,000	586,586
New Milford,				
GO Notes, BAN	2.50	7/28/09	2,750,000	2,770,768
Northeast Tax Exempt Bond Grantor				
Trust, Revenue (LOC; Bank of				
America)	2.06	9/7/08	3,328,000 [b,c]	3,328,000
Old Saybrook,				
GO Notes, BAN	2.50	7/7/09	2,310,000	2,324,413
Scotland,				
GO Notes, BAN	2.50	5/19/09	1,775,000	1,781,799
Shelton,				
GO Notes	5.00	10/1/08	500,000	501,228
Shelton,				
GO Notes	3.75	10/15/08	490,000	490,189
Shelton,				
GO Notes, Refunding	4.75	11/15/08	400,000	402,391
Shelton Housing Authority,				
Revenue (Crosby Commons				
Project) (LOC; Wachovia Bank)	1.92	9/7/08	2,960,000 [b]	2,960,000
Stamford,				
GO Notes	3.00	9/1/08	755,000	755,000
Stamford,				
GO Notes	6.60	1/15/09	725,000	734,831
Stamford,				
GO Notes	3.13	6/1/09	3,200,000	3,231,276
Stratford,				
GO Notes, BAN	3.50	12/18/08	4,245,000	4,252,293
Thomaston,				
GO Notes, BAN	2.25	5/6/09	2,500,000	2,510,874
Thompson,				
GO Notes, BAN	3.60	12/11/08	1,100,000	1,100,910
Tolland,				
GO Notes, BAN	3.00	9/10/09	1,400,000 [d]	1,416,408

Trumbull, GO Notes	5.00	9/15/08	205,000	205,213
Trumbull, GO Notes, BAN	4.00	9/10/08	1,000,000	1,000,083
Westbrook, GO Notes, BAN	2.25	7/23/09	995,000	998,474
Westport, GO Notes	5.25	7/15/09	1,305,000	1,345,964

U.S. Related--.7%

Puerto Rico Industrial, Tourist,
    Educational, Medical and
    Environmental Control
    Facilities Financing
    Authority, Higher Educational
    Revenue (Ana G. Mendez
    University System Project)

(LOC; Banco Santander)	1.98	9/7/08	1,600,000 b	1,600,000

Total Investments (cost $245,817,300)	**102.0%**	**245,817,300**
Liabilities, Less Cash and Receivables	**(2.0%)**	**(4,888,156)**
Net Assets	**100.0%**	**240,929,144**

a   This security is prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Variable rate demand note - rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $48,048,000 or 19.9% of net assets.

d   Purchased on a delayed delivery basis.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty

CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue
EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157), Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical securities.

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	245,817,300
Level 3 - Significant Unobservable Inputs	0
Total	245,817,300